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                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                             SCHEDULE 13D
                                               Under the Securities Exchange Act of 1934
                                                       (Amendment No. ________)*
                                                      Bancorp Rhode Island, Inc.
[GRAPHIC OMITTED]
                                                           (Name of Issuer)

                                                Common Stock $0.01 par value per share
[GRAPHIC OMITTED]
                                                    (Title of Class of Securities)

                                                              059690 10 7
[GRAPHIC OMITTED]
                                                            (CUSIP Number)

                                                     Margaret D. Farrell, Esquire
                                                     Hinckley, Allen & Snyder LLP
                                                           1500 Fleet Center
                                                    Providence, Rhode Island 02903
                                                            (401) 274-2000
[GRAPHIC OMITTED]
                                             (Name, Address and Telephone Number of Person
                                           Authorized to Receive Notices and Communications)

                                                           December 16, 2002
[GRAPHIC OMITTED]
                                        (Date of Event which Requires Filing of this Statement)
         If the filing person has previously  filed a statement on Schedule 13G to report the acquisition  that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the
         following box. [   ]
         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  059690 10 7
[GRAPHIC OMITTED]
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).  Merrill
                  W. Sherman

[GRAPHIC OMITTED]
               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)         Not applicable.
                  (b)         Not applicable.
[GRAPHIC OMITTED]
               3. SEC Use Only
[GRAPHIC OMITTED]
               4. Source of Funds (See Instructions)  PF
[GRAPHIC OMITTED]
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[GRAPHIC OMITTED]
               6. Citizenship or Place of Organization  United States
[GRAPHIC OMITTED]
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                           7. Sole Voting Power  198,375 (1)
                  [GRAPHIC OMITTED]
                           8. Shared Voting Power  0
                  [GRAPHIC OMITTED]
                           9. Sole Dispositive Power  198,375 (1)
                  [GRAPHIC OMITTED]
                          10. Shared Dispositive Power  0
(1) Includes 7,700 Shares of Restricted Stock and 139,675 options to purchase the Issuer's Common Stock exercisable within 60 days.
[GRAPHIC OMITTED]
              11. Aggregate Amount Beneficially Owned by Each Reporting Person  198,375
[GRAPHIC OMITTED]
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[GRAPHIC OMITTED]
              13. Percent of Class Represented by Amount in Row (11)  5.11%
[GRAPHIC OMITTED]
              14. Type of Reporting Person (See Instructions)  IN
[GRAPHIC OMITTED]

Item 1.   Security and Issuer
Common  Stock  $0.01 par  value per share  ("Common  Stock"),  Bancorp  Rhode  Island,  Inc.,  One Turks  Head  Place,
Providence, Rhode Island 02903.

Item 2.   Identity and Background

          (a)  Merrill W. Sherman;
          (b)  One Turks Head Place, Providence, Rhode Island 02903;
          (c)  President, Chief Executive Officer and Director of Bancorp Rhode Island, Inc., (the "Issuer");
          (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding;
          (e)  During  the last five  years,  the  Reporting  Person has not been a party to a civil  proceeding  of a judicial or administrative body of competent  jurisdiction with respect to, and the Reporting Person is not subject to a judgment,  decree or final order enjoining  violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and
          (f)  United States.

Item 3.              Source and Amount of Funds or Other Consideration
The funds used to purchase  certain  securities  herein  described  came from the personal  resources of the Reporting
Person.  Other  securities  described  herein were  granted by the Issuer as  incentive  compensation.  This filing is being made  because the  scheduled  vesting of certain of the  Reporting  Person's  options to purchase  Common  Stock resulted  in the  Reporting  Person  owning  beneficially  5% or  more of the  outstanding  securities  of the  Issuer determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act").

Item 4.              Purpose of Transaction
The  Reporting  Person,  who serves as  Director,  President  and Chief  Executive  Officer of the Issuer has acquired certain of the  shares  over time as an  investment  and other  shares and  options  as  incentive  compensation.  The
Reporting  Person has no plans,  in her capacity as an  individual  investor,  which relate to or would result in: (a)
the  acquisition  by any person of additional  securities of the Issuer,  or the  disposition of the securities of the
Issuer; (b) an extraordinary corporate transaction, such as a merger,  reorganization,  or liquidation,  involving the
Issuer or any of its  subsidiaries;  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;  (d) any change in the present board of directors or  management  of the Issuer,  including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board;  (e) any material change in the present  capitalization or dividend policy of the Issuer;  (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments  corresponding thereto or other  actions  which may impede the  acquisition  of control  of the  Issuer by any  person;  (h)  causing a class of securities of the Issuer to be delisted from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;  (i) a class of equity securities of the Issuer becoming  eligible for termination of registration  pursuant to Section  12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In her capacity as a director or as an executive  officer of the Issuer,  the Reporting Person may, from time to time, have a role in  formulating  plans which relate to or would  result in any of the  foregoing  actions,  which would be disclosed by the Issuer as required under  applicable  law. The Reporting  Person has no such plans in her capacity as an investor.

Item 5.   Interest in Securities of the Issuer
          (a)  The aggregate  number of securities  identified  pursuant to Item 1 is 198,375,  which  includes  7,700 shares of  Restricted  Stock and 139,675  options to purchase  the Issuer's  Common  Stock  exercisable within 60 days,  representing  5.11% of the class of  securities  outstanding  as contained in the most recently available filing with the Commission by the Issuer;
          (b)  The number of shares as to which  there is sole power to vote or to direct the vote is  198,375,  which includes  7,700 shares of Restricted  Stock and 139,675  options to purchase the Issuer's  Common Stock exercisable  within 60 days;  the  number of shares as to which  there is sole  power to  dispose or to direct the disposition is 198,375,  which includes 7,700 shares of Restricted Stock and 139,675 options to purchase the Issuer's Common Stock exercisable within 60 days;
          (c)  On December 28, 2001, the Reporting Person  exercised  certain stock options that were fully vested and exercisable  and  purchased  10,000  shares of the Issuer's  Common  Stock at $10.00 per share,  for an aggregate purchase price of $100,000;
          (d)  No other  person is known to have the right to receive or the power to direct the receipt of  dividends from, or the proceeds from the sale of, such securities;
          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.   Material to Be Filed as Exhibits
None.
                                                               Signature
After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the  information  set forth in this statement is true, complete and correct.

January 24, 2002
- ------------------------------------
Date

/s/ Merrill W. Sherman
- ------------------------------------
Signature

Merrill W. Sherman
President and Chief Executive Officer
- -------------------------------------
Name/Title

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